SembCorp Industries

06013644

Rule 12g3-2(b) File No. 825109

27 April 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING 2006 190 D.C.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

Kwong Sook May
Company Secretary

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SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	27-Apr-2006 15:43:52
Announcement No.	00050

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	RESOLUTIONS PASSED BY SHAREHOLDERS AT SEMBCORP INDUSTRIES' EIGHTH ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

Description

SEMBCORP INDUSTRIES LTD
(Incorporated in the Republic of Singapore)

RESOLUTIONS PASSED BY SHAREHOLDERS AT SEMBCORP INDUSTRIES' EIGHTH ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

Pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, SembCorp Industries wishes to announce that at the Eighth Annual General Meeting and Extraordinary General Meeting of the Company held on April 27, 2006, the proposed resolutions as set out in the Notices of the Eighth Annual General Meeting and Extraordinary General Meeting were duly passed, without any modification.

BY ORDER OF THE BOARD

Kwong Sook May
Company Secretary

April 27, 2006

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